

March 4, 2013

Via E-mail
Mr. Jeremy Cage
Chief Executive Officer
Lighting Science Group Corporation
1227 South Patrick Drive, Building 2A
Satellite Beach, Florida 32937

> **Re:** **Lighting Science Group Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 000-20354**

Dear Mr. Cage:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Tom Shields, Chief Financial Officer
       Susan Mermer, Director of SEC Reporting